DUPLICATE

Number: BC0656892

BRITISH COLUMBIA
The Best Place on Earth

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that CORPUS RESOURCES CORPORATION changed its name to NEOMEDYX MEDICAL CORP. on June 23, 2009 at 02:25 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On June 23, 2009

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada